Exhibit 99.1

Aphria Inc. Closes Accretive, Strategic Acquisition of Sweetwater Brewing Company

LEAMINGTON, ON, Nov. 30, 2020 /CNW/ - Aphria Inc. ("Aphria", "we" or the "Company") (TSX: APHA) (NASDAQ: APHA), a leading global cannabis company inspiring and empowering the worldwide community to live their very best life, announced it has closed the accretive, strategic acquisition (the "Acquisition") of  SW Brewing Company, LLC ("SweetWater Brewing Company" or "SweetWater"), one of the largest independent craft brewers in the United States ("U.S.") based on volume. Beginning with the flagship 420 beverage offerings, SweetWater has created an award-winning lineup of year-round, seasonal and specialty beers, a portfolio of brands closely aligned with a cannabis lifestyle.

"We are excited to take this significant step forward to build upon our existing foundation in cannabis with the acquisition of SweetWater and their complementary cannabis lifestyle brands. Together, our company will further diversify our product offering, broaden our consumer reach and enhance loyalty with consumers," commented Irwin D. Simon, Aphria Inc.'s Chairman and Chief Executive Officer. "We are very pleased to welcome Freddy Bensch to our management team and the entire SweetWater organization to the Aphria family. We look forward to expanding our addressable market and leveraging SweetWater's existing infrastructure to accelerate Aphria's entry into the U.S. ahead of federal legalization of cannabis to fuel sustainable profitable growth."

As part of the Acquisition, unitholders of SweetWater received USD $250 million in cash and USD $50 million in Aphria stock at closing. Aphria financed the cash component of the purchase price under the Agreement through available cash on hand, including the recently raised funds under its At-the-Market equity program.

Jefferies LLC served as financial advisor and DLA Piper LLP (U.S.) and Fasken Martineau Dumoulin LLP (Canada) acted as legal counsel to Aphria. Arlington Capital Advisors served as financial advisor and Winston & Strawn LLP acted as legal counsel to SweetWater.

We Have A Good Thing Growing

About Aphria Inc.
Aphria Inc. is a leading global cannabis company inspiring and empowering the worldwide community to live their very best life. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships, and global expansion.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS OF APHRIA:
Certain information in this news release constitutes forward-looking information or forward-looking statements (together, "forward-looking statements") under applicable securities laws and are expressly qualified by this cautionary statement. Any information or statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements, including, but not limited to, statements in this news release with regards to  available cash resources, potential acquisition opportunities, Canadian and international growth, Aphria's market position, ability to generate consistent growth, and net revenue and adjusted EBITDA. The Company uses words such as "forecast", "future", "should", "could", "enable", "potential", "contemplate", "believe", "anticipate", "estimate", "plan", "expect", "intend", "may", "project", "will", "would" and the negative of these terms or similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Various assumptions were used in drawing the conclusions contained in the forward-looking statements throughout this news release. Forward-looking statements reflect management's current beliefs with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to, risks assumptions and expectations described in the Company's critical accounting policies and estimates; the adoption and impact of certain accounting pronouncements; the Company's future financial and operating performance; the competitive and business strategies of the Company; the intention to grow the business, operations and potential activities of the Company; the ability of the Company to successfully integrate the SweetWater business;  the Company's ability to provide a return on investment from its acquisition of SweetWater; the Company's ability to maintain a strong financial position and manage costs; the Company's ability to  maximize the utilization of its existing assets and investments;  the Company's ability to take a leadership position in the industry; the expected inventory and production capacity of the Company; the expected category growth of the Company's products; the anticipated increase in demand for bulk and saleable flower, and the related growth in the wholesale market; the expected variability of wholesale cannabis revenue; the market for the Company's current and proposed products, including vape pens, as well as the Company's ability to capture market share; the anticipated timing for the release of expected product offerings; the development of affiliated brands, product diversification and future corporate development; expectations with respect to the Company's product development, product offering and the sales mix thereof; the Company's satisfaction of international demand for its products; the Company's plans with respect to importation/exportation; the Company's ability to meet the demand for medical cannabis; the Company's plans to establish strategic partnerships, including collaborations with academic institutions in Germany; whether the Company will have sufficient working capital and its ability to obtain financing required in order to develop its business and continue operations; the Company's expected ongoing contractual relationships, and the terms thereof; the Company's ability to comply with its financial covenants in the future; the applicable laws, regulations, licensing and any amendments thereof related to the cultivation, production and sale of cannabis product in the Canadian and international markets; the grant, renewal and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof;  the Company's purpose, mission, vision and values with; the effects of COVID-19 nationally and globally which could have a material adverse impact on Aphria's business, operations and financial results, including disruptions in cultivation and processing, supply chains and sales channels, as well as a deterioration of general economic conditions including national and/or global recessions and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores; general economic conditions; adverse industry events and future steps to be taken in response to COVID-19; the expected cost to produce a gram of dried cannabis;  the expected cost to process cannabis oil;  expectations with respect to crop rotation and harvest, the anticipated future gross margins of the Company and the potential for significant growths or losses; the potential for the Company to record future impairment losses; the performance of the Company's business and operations; the Company's ability to capitalize on the US market; future expenditures, strategic investments and capital activities; the anticipated timing for the completion of the Company's German cultivation facility, the first harvest from such facility and the expected capacity of such facility; and current and future legal actions, and the Company's ability to cover any costs or judgements arising from these actions either through insurance or otherwise.

Readers are cautioned that the foregoing list is not exhaustive and should consider the other factors discussed under the heading "Risk Factors" in Aphria's most recent Annual Information Form and under the heading "Industry Trends and Risks" in Aphria's Management's Discussion and Analysis for the three months ended August 31, 2020, each available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws. Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING THE BUSINESS OF SWEETWATER AND THE ACQUISITION:
There are many risks associated with the Acquisition.  Investors in Aphria should carefully consider the following risks which apply to the Acquisition and the combined company following the closing of the Acquisition:  (i) There is a risk that some or all the expected benefits of the acquisition may fail to materialize or may not occur within the time periods anticipated by Aphria. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the combined company following the acquisition difficult. (ii) The success of SweetWater has been the experienced management team and dedicated employees.  There can be no assurance that the management team of SweetWater will continue for any extended time period with Aphria.  The failure to retain key executives and employees of SweetWater could have a material adverse effect on the success of the acquisition. (iii) The unaudited pro forma and historical financial information included in our press release, dated November 4, 2020, has been prepared using the financial statements of Aphria and SweetWater, is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of the combined company following the acquisition. (iv) The beer market is mature and competitive.  SweetWater competes with a variety of domestic and international brewers, many of whom have substantially greater financial, production and marketing resources. There is no assurance that SweetWater's historical financial results will continue in the future. (v) SweetWater's ability to manufacture and supply products and its sales revenue, results of operations, cashflow and liquidity may be adversely impacted by the ongoing COVID-19 (coronavirus) outbreak.  As the outbreak and global responses to it continue, the operations of SweetWater, its customers and suppliers may be materially adversely affected by additional supply delays, shortages of labor and/or partial or complete closure of its facility or its customers. (vi) SweetWater's business is highly regulated regarding such matters as licensing requirements, trade and pricing practices, permitted and required labeling, advertising, promotion and marketing practices, relationships with distributors, environmental and related matters. Failure on the part of the Aphria to comply with these regulations could have a material adverse effect on SweetWater's ability to continue its operations in the same or similar manner previously operated. (vii) SweetWater's operations are subject to certain hazards and liability risks faced by all brewers, such as potential contamination of ingredients or products and equipment defects. The occurrence of such a problem could result in a costly product recall and serious damage to SweetWater's reputation for product quality.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Investor Relations, investors@aphria.com

CO: Aphria Inc.

CNW 06:30e 30-NOV-20